Mail Stop 3561

June 1, 2006

Eric S. Rosenfeld, CEO
Arpeggio Acquisition Corporation
10 East 53rd Street, 35th Floor
New York, New York 10022

>   **Re: Arpeggio Acquisition Corporation**
>   **Amendment No. 2 to Schedule 14A**
>   **Filed May 26, 2006**
>   **File No. 000-50781**

Dear Mr. Rosenfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. The staff accountants are still in the process of reviewing your last amendment. Upon finishing their review, the staff will promptly forward any additional comments to you for your immediate consideration.

Fairness Opinion, page 13

1.   The staff notes your response to our comment number 11 in our comment letter dated May 18, 2006. You are correct that the staff mistakenly referenced the fairness opinion itself. The staff intended to reference the disclosure in the proxy materials which is now located on the bottom of page 13 of your revised proxy materials and states "Capitalink's opinion is addressed to our board of directors only and does not constitute a recommendation to any of our stockholders as to how such stockholders should vote with respect to the merger proposal and the transactions contemplated thereby." Provide clarification to such disclosure to reflect that stockholders are

entitled to rely upon the recommendations and opinions of Capitalink as to the fairness of the transaction in making their determination as whether or not to vote in favor of the merger proposal. Alternatively, disclose the basis for Capitalink's belief that shareholders cannot rely upon the opinion to support claims against Capitalink arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Capitalink would have no effect on the rights and responsibilities of either Capitalink or the board of directors under the federal securities laws.

<u>Liquidation if no Business Combination, page 75</u>

2.   The staff notes your response to our comment number 41 from our comment letter dated May 18, 2006. However, the staff is unable to locate the places in the revised proxy statement where the disclosure has been revised in response to our comment. We reissue the comment. Therefore, please fully and completely discuss the procedures for dissolution of the company pursuant to Delaware law in the event that no business combination transaction is consummated. This discussion would include all of the following issues: (i) the timing of the dissolution process; (ii) a discussion of the steps and procedures which must be undertaken in the process of dissolution (including discussions of the workings and relationship by and among Sections 275, 278, 280 and 281 of the DGCL); and (iii) a thorough discussion of the various rationale and risks associated with a determination to make distributions to stockholders pursuant to the trust agreement prior to dissolving the company pursuant to the statutory dissolution process under the DGCL, as is currently contemplated.

3.   Additionally, discuss all applicable debtor/creditor and/or potential bankruptcy issues or proceedings that may result if the business combination is not completed. This discussion would involve, at a minimum, all of the following issues: (i) the risks associated with the general right of creditors to seek satisfaction of their claims against the company from proceeds distributed to or distributable to the company's stockholders; (ii) the risks and implications of actions by or on behalf of the company which may be viewed or interpreted as giving preference to one class of creditor or rights holder over another with respect to access to or distributions from the company's assets; (iii) the risk that the distribution of the trust proceeds to the stockholders may be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance"; (iv) the risks and issues which arise from the determination to make distributions to the stockholders from the trust amount prior to dissolving the company in accordance with the DGCL; and (v) the risks that the company's board may be viewed as having breached its

fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying the stockholders from the trust amount prior to addressing the claims of creditors and/or complying with the provisions of the DGCL with respect to the dissolution and liquidation of the company.

4.   Further, a risk factor dealing specifically with the risks set out in comment 3, above, should be included in the proxy.

5.   Finally, in light of the possibility that the company may not consummate a business combination transaction, may elect to distribute all of the amounts in the trust account prior to dissolving, and the company may not be subsequently dissolved, please discuss the applicability of Rule 419 to the company with respect to both the proposed transaction as contemplated by the merger proposal, as well as in any future transactions and/or securities offerings by the company. Also reconcile the disclosure in the proxy with that in the Form S-1 registration statement filed by the company which indicates that the company will dissolve. We may have further comment.

6.   We also note in your response to our comment number 41 from our comment letter dated May 18, 2006, that the company was obligated pursuant to the underwriting agreement to obtain waiver agreements from potential targets, vendors and service providers. Please confirm that the waivers have been obtained from all potential targets, vendors and service providers and provide a listing of the parties from whom such waivers have been obtained to date. We additionally note your response to our comment number 42 from our comment letter dated May 18, 2006.

* * * * *

As appropriate, please amend your filing and respond to theses comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Please contact Mike Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David Miller, Esq.
      Fax (212) 818-8881